Exhibit 21.1

Subsidiary	Jurisdiction
ROVCAL, Inc.	USA (California)
ROV Holding, Inc.	USA (Delaware)
ROV International Finance Company	Cayman Islands
Rayovac (UK) Limited	United Kingdom
Rayovac Guatemala, S.A.	Guatemala
Tetra Holding (US)	USA (Delaware)
Spectrum Brands Lux S.A.R.L	Luxembourg
Tetra Holding GmbH	Germany
Rayovac Europe GmbH	Germany
VARTA Consumer Batteries GmbH & Co. KGaA	Germany
United Industries Corporation	USA (Delaware)
United Pet Group, Inc.	USA (Delaware)